                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 12a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1924


                                NOVEMBER 7, 2001

                           COMMISSION FILE NO. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact name of Registrant as specified in its Charter)

                                 Not Applicable
                (Translation of Registrant's name into English)

                   12 ABBA HILEL SILVER STREET, P.O. BOX 1281
                                      LOD
                                  71111 ISRAEL
                   (Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

        Form 20-F   X                   Form 40-F
                  ------                           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                  Yes                 No  X
                      _____              ___

if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b).

     Attached hereto and incorporated by reference herein is a press release of the registrant dated November 7, 2001.



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NUR MACROPRINTERS ANNOUNCES THIRD QUARTER AND NINE MONTHS FINANCIAL RESULTS;
THIRD QUARTER REVENUES OF $30 MILLION AND BREAKEVEN NET INCOME

LOD, Israel, Nov. 7 -- NUR Macroprinters Ltd. (Nasdaq: NURM), a world leading manufacturer of wide-format and superwide digital printing systems and consumables for the out-of-home advertising market, today announced its consolidated financial results for the third quarter and for nine months ended September 30, 2001.

Revenues for the third quarter of 2001 were $30.1 million, as compared to $30.3 million in the previous quarter and $36.6 million in the comparable period last year. Gross profit for the period was $11.9 million, compared to $12 million in the previous quarter and $17.2 million in the comparable period last year. Operating income for the third quarter was approximately $0.8 million versus approximately $1.0 million in the previous quarter and $4.4 in the comparable period last year. Net income for the quarter was $83,000, or $0.01 per share, compared to $40,000, or $0.00 per share fully diluted, in the previous quarter. Net income before one-time acquisition related expenses of $4.9 million were $3.7 million or $0.24 per share fully diluted in the third quarter of 2000.

Revenues for the first nine months of 2001 rose 12% to $91.8 million from $82.2 million in the first nine months of 2000. Gross profit for the period was $36.9 million excluding one-time inventory write-offs of $4.0 million and $32.9 million including such charges, as compared to $39.0 million for the comparable period last year. Operating income for the first nine months 2001 was $2.8 million excluding one-time inventory write-offs of $4.0 million and $2.5 million of restructuring costs, and a loss of ($3.7 million) including such charges, as compared to $11.1 million for the first nine months of 2000. Net profit for the nine month period excluding one-time charges was $80,000 or $0.01 per share fully diluted compared to $9.3 million or $0.64 per share fully diluted in the first nine months of 2000. Including one-time charges net loss for the nine month period was ($6.5 million) or $(0.44) per share fully diluted, as compared to net income of $4.4 million, or $0.31 per share fully diluted, for the first nine months of 2000.

Commenting on the quarterly results, Erez Shachar, CEO of NUR Macroprinters, said, "During the third quarter, we have seen the fruits of our continuing efforts to increase operational efficiencies and focus on cash flow. We have been able to maintain an operating profit and significantly improve cash flow, despite a challenging macro-economic environment and the cancellation in September of the major US industry trade show, the SGIA."

During the third quarter, NUR Macroprinters' strengthened its product portfolio and marketing capabilities through the introduction of several new product and marketing initiatives. The Company introduced an enhanced version of its popular wide-format, screenless digital production printers, the NUR Fresco(TM) HiQ series at a trade show in Europe and at an Open House at sales subsidiary NUR America. These printers, which were well-received in the marketplace, deliver major enhancements in terms of quality, performance, reliability, control software and ease-of-use.

Earlier this week, NUR Macroprinters introduced wide-format digital production printers specialized for printing on textiles. The NUR FabriGraph(TM) 1500 and 3200 dye sublimation printers round out the company's equipment line with production-oriented products optimized for

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the short run, on demand, digital printing of signage textiles such as flags, banners and tradeshow exhibits. These systems are currently in beta testing and are expected to be commercially available worldwide in early 2002.

In an initiative designed to target one of the biggest barriers to sales, the Company, together with the CitiCapital division of Citigroup, implemented the "NUR Capital Business and Finance Program" to provide ready financing for both current and prospective clients. The NUR Capital program is currently available through NUR America. NUR Macroprinters also announced and began implementing a formalized, three-tier Customer Service Program designed to revamp, upgrade and standardize customers' service, support and training offerings worldwide. This program ensures customers worldwide receive the same high level of service and is designed to turn the customer service operation into a revenue-generating profit center.

Mr. Shachar commented on the Company's new consolidation and operational improvement plans, "After taking a close look at the current business environment and forecasting near-term developments, we have modified our strategic outlook. Beginning this quarter, we are taking actions to insure that we will be profitable at our current revenue level of $30 million per quarter, in the event of a delayed economic turnaround. On the plus side, if actual market conditions improve faster than anticipated, we could benefit with even higher profitability. This reorientation will require consolidations and other cost reduction measures that we have already begun to implement."

Earlier this year, the Company implemented a number of restructuring, consolidation and cost reduction measures that better aligned it with customer demand. As part of the new measures, the Company has appointed a new Chief Operating Officer, consolidated its R&D operations, and initiated a reduction in headcount.

Eli Shalev assumed the newly created position of COO at NUR Macroprinters. He has been with the Company since March 2001 as Vice President of R&D. Before that, Mr. Shalev worked for Scitex Corp. for many years, most recently managing the company's largest operational division. He will have worldwide responsibility for managing the NUR Macroprinters' R&D, operations, manufacturing, and customer support organizations.

Commenting on Shalev's new role, Erez Shachar, NUR Macroprinters CEO said, "This new position is a reflection of our strategic commitment to ongoing investment in our organization and to improving our operational capabilities. Eli and his team are tasked with ensuring timely delivery of the highest quality products to the market at competitive costs, while ensuring the highest level of customer support and satisfaction. Since joining us earlier this year, Eli significantly improved our R&D capabilities, and was responsible for the launch of a host of new products. I am convinced that Eli will bring the same level of professionalism and enthusiasm to the operations organization in his new role."

The Company will host a conference call to discuss these results on Wednesday, November 7th, at 10:30AM, EDT/5:30 PM, Israel time. To participate, please call; 1-800-547-8913 (U.S. toll free), 1-800-270-077 (Israel toll free),
1-785-832-2041 (International), ID Code: NUR. The conference call will also be Webcast live at: HTTP://WWW.NUR.COM/INVESTORS, and will be available for replay at that site starting 2pm EDT on the day of the call, or by calling 1-800-753-6120 (U.S.) / 1-402-220-0684 (international).

                                       2
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ABOUT NUR MACROPRINTERS LTD.

NUR Macroprinters (Nasdaq: NURM - NEWS) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR's comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR's fully digital printing solutions help customers worldwide deliver the high quality and fast turnaround they need to meet their customers` wide ranging printing requirements. NUR Macroprinters Ltd. can be found on the Internet at HTTP://WWW.NUR.COM.

NUR MACROPRINTERS LTD.
----------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. $ IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                                               Nine months ended
                                                                                 9/30/2001         9/30/2001        9/30/2000
                                                                                ------------     ------------     ------------
                                                                                As reported       Pro forma   (*)  As reported
                                                                                ------------     ------------     ------------
Revenues
  Sales of printers and related products                                        $     91,825     $     91,825     $     82,229
                                                                                ------------     ------------     ------------
                                                                                      91,825           91,825           82,229
                                                                                ------------     ------------     ------------
Cost of revenues
  Cost of sales of printers and related products                                      54,914           54,914           43,224
  One time inventory write-offs                                                        3,989                0                0
                                                                                ------------     ------------     ------------
                                                                                      58,903           54,914           43,224
                                                                                ------------     ------------     ------------

Gross profit                                                                          32,922           36,911           39,005
                                                                                ------------     ------------     ------------
                                                                                       35.85%           40.20%           47.43%
Research & Development expenses                                                        8,659            8,659            8,133
Less-Grants                                                                             (450)            (450)            (215)
                                                                                ------------     ------------     ------------
Research & Development expenses, net                                                   8,209            8,209            7,918

Selling expenses, net                                                                 13,866           13,866           11,186
General and administrative expenses                                                    9,869            9,869            8,064
Amortization of goodwill and other intangible assets                                   2,178            2,178              726

Restructuring costs                                                                    2,543                0                0
                                                                                ------------     ------------     ------------
                                                                                      28,456           25,913           19,976

Operating income (loss)                                                               (3,743)           2,789           11,111

Financial expenses net                                                                (2,669)          (2,669)            (897)
Other income net                                                                         (54)             (54)               8
                                                                                ------------     ------------     ------------

Income (loss) before taxes on income and equity losses                                (6,466)              66           10,222

Taxes on income                                                                            0                0             (777)
Equity in profits (losses) of affiliates, net of taxes                                    14               14             (118)
                                                                                ------------     ------------     ------------

Net income (loss) before one time Salsa acquisition related items                    (6,452)              80            9,327

One time acquisition related items
Business integration Costs                                                                 0                0              600
In-process R&D                                                                             0                0            4,300
                                                                                ------------     ------------     ------------
                                                                                           0                0            4,900

Net income (loss) for the period                                                $     (6,452)    $         80     $      4,427
                                                                                ============     ============     ============
                                                                                       -7.03%            0.09%            5.38%


Earning (loss) per share                                                        $      (0.44)    $       0.01     $       0.35
                                                                                ============     ============     ============
Dilluted earnings (loss) per share                                              $      (0.44)    $       0.01     $       0.31
                                                                                ============     ============     ============
Weighted average number of shares
  outstanding during the period                                                   14,622,894       14,622,894       12,691,854
                                                                                ============     ============     ============
  Weighted average number of shares outstanding during the period used for
  dilluted earnings (loss) per share                                                    --         15,190,399       14,502,399
                                                                                ============     ============     ============


                                                                                      Three months ended
                                                                                  9/30/2001        9/30/2000
                                                                                ------------     ------------
                                                                                As reported       As reported
                                                                                ------------     ------------
Revenues
  Sales of printers and related products                                        $     30,127     $     36,602
                                                                                ------------     ------------
                                                                                      30,127           36,602
                                                                                ------------     ------------
Cost of revenues
  Cost of sales of printers and related products                                      18,219           19,417
  One time inventory write-offs
                                                                                ------------     ------------
                                                                                      18,219           19,417
                                                                                ------------     ------------

Gross profit                                                                          11,908           17,185
                                                                                ------------     ------------
                                                                                       39.53%           46.95%
Research & Development expenses                                                        2,664            3,261
Less-Grants                                                                             (200)               0
                                                                                ------------     ------------
Research & Development expenses, net                                                   2,464            3,261

Selling expenses, net                                                                  4,668            4,908
General and administrative expenses                                                    3,275            3,880
Amortization of goodwill and other intangible assets                                     726              726

Restructuring costs                                                                        0                0
                                                                                ------------     ------------
                                                                                       8,669            9,514

Operating income (loss)                                                                  775            4,410

Financial expenses net                                                                  (747)            (522)
Other income net                                                                           5                0
                                                                                ------------     ------------

Income (loss) before taxes on income and equity losses                                    33            3,888

Taxes on income                                                                            0             (252)
Equity in profits (losses) of affiliates, net of taxes                                    50               22
                                                                                ------------     ------------

Net income (loss) before one time Salsa acquisition related items                         83            3,658

One time acquisition related items
Business integration Costs                                                                 0              600
In-process R&D                                                                             0            4,300
                                                                                ------------     ------------
                                                                                           0            4,900

Net income (loss) for the period                                                $         83     $     (1,242)
                                                                                ============     ============
                                                                                        0.28%           -3.39%


Earning (loss) per share                                                        $       0.01     $      (0.09)
                                                                                ============     ============
Dilluted earnings (loss) per share                                              $       0.01     $      (0.08)
                                                                                ============     ============
Weighted average number of shares
  outstanding during the period                                                   14,726,775       13,784,240
                                                                                ============     ============
  Weighted average number of shares outstanding during the period used for
  dilluted earnings (loss) per share                                              15,143,768       15,288,852
                                                                                ============     ============

(*) Excluding one time inventory write-offs of $4 million and $2.5 million of restructuring costs

NUR MACROPRINTERS LTD.
----------------------
CONDENSED BALANCE SHEETS, US$ IN THOUSANDS

                                                                                          Percent
                                                     30.09.01           31.12.00           Change
                                                  ----------------   ---------------   ---------------
CURRENT ASSETS :
   Cash and cash equivalents                             $ 13,395          $ 19,219         -30%
   Accounts receivable - trade                             37,518            43,126         -13%
   Other receivables and prepaid expenses                   6,953             6,469          7%
   Inventories                                             24,168            23,547          3%
                                                  ----------------   ---------------   ---------------

TOTAL CURRENT ASSETS                                       82,034            92,361         -11%
                                                  ----------------   ---------------   ---------------

INVESTMENTS AND OTHER NON-CURRENT ASSETS
----------------------------------------
Long-term accounts receivables - trade                      2,873             2,387         20%
Investments and other non-current assets                      872             1,443         -40%
Severance pay funds                                           666               696         -4%
                                                  ----------------   ---------------   ---------------
                                                            4,411             4,526         -3%
                                                  ----------------   ---------------   ---------------

PROPERTY AND EQUIPMENT, NET                                12,061             7,046         71%

OTHER ASSETS, NET                                          14,719            15,994         -8%
                                                  ----------------   ---------------   ---------------

Total assets                                              113,225           119,927         -6%
                                                  ================   ===============   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:

Short - term bank credit                                    3,367               667         405%
Current maturities of long - term loans                     6,104               864         606%
Trade payables                                             16,812            20,222         -17%
Accrued expenses and other liabilities                     14,089            13,423          5%
Advances from customers                                     1,586             1,999         -21%
                                                  ----------------   ---------------   ---------------
TOTAL CURRENT LIABILITIES                                  41,958            37,175         13%
                                                  ----------------   ---------------   ---------------
LONG -TERM LIABILITIES :

Long - Term loans                                          28,466            33,847         -16%
Accrued severance pay                                         934               980         -5%
                                                  ----------------   ---------------   ---------------
                                                           29,400            34,827         -16%
                                                  ----------------   ---------------   ---------------

SHAREHOLDERS' EQUITY:
---------------------
Share capital                                               3,665             3,618          1%
Capital surplus                                            39,457            39,057          1%
Cumulative translation adjustment                            (631)             (578)         9%
Accumulated Earnings (Deficit)                               (624)            5,828        -111%
                                                  ----------------   ---------------   ---------------
TOTAL SHAREHOLDERS' EQUITY                                 41,867            47,925         -13%
                                                  ----------------   ---------------   ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                113,225           119,927         -6%
                                                  ================   ===============   ===============

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       NUR MACROPRINTERS LTD.



November 8, 2001                       By: /s/ Erez Shachar
                                           -----------------------
                                           Erez Shachar
                                           Chief Executive Officer